UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: May 2005	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

Consolidated financial statements for the quarter ended March 31, 2005

2.

Management Discussion and Analysis of the quarter ended March 31, 2005

3.

CEO certification of interim filing

4.

CFO certification of interim filing

5.

Confirmation of mailing of AGM material

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  June 9, 2005                     Signed: _____”Sean Tetzlaff”

__________

Sean Tetzlaff

CFO and Corporate Secretary

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

(Expressed in Canadian Dollars)

#

FRONTEER DEVELOPMENT GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reiewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER DEVELOPMENT GROUP INC.

#

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

AS AT

March 31

December 31,

2005

2004

(Expressed in Canadian Dollars)

$

$

ASSETS

CURRENT

Cash and short-term deposits (Note 2)

22,785,058

9,574,921

Available for sale investments

-

39,600

Accounts receivable and other (Note 3)

369,143

155,654

23,154,201

9,770,175

EQUIPMENT

201,402

166,141

EXPLORATION PROPERTIES AND DEFERRED

EXPLORATION EXPENDITURES (Note 4)

5,871,472

4,622,292

29,227,075

14,558,608

LIABILITIES

CURRENT

Accounts payable and accrued liabilities

457,499

447,141

SHAREHOLDERS' EQUITY

SHARE CAPITAL

Authorized

Unlimited number of common shares without par value

Issued

44,111,022 common shares (2004 - 34,071,143)

27,527,305

15,927,322

CONTRIBUTED SURPLUS (Note 6b)

2,404,431

2,363,414

WARRANTS (Note 6c)

4,559,490

1,253,303

ACCUMULATED DEFICIT

(5,721,650)

(5,432,572)

28,769,576

14,111,467

29,227,075

14,558,608

Subsequent events (Note 10)

Commitments (Notes 4, 8)

Approved by the Board of Directors:

"Oliver Lennox-King"

"George Bell"

Director

Director

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.

#

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE-MONTH PERIODS ENDED MARCH 31

2005

2004

(Expressed in Canadian Dollars)

$

$

OPERATING EXPENSES

Stock-based compensation (Note 6b)

308,543

71,724

Wages and benefits

162,367

22,895

Investor relations

84,164

20,949

Promotion and advertising

82,626

548,212

Listing and filing fees

58,768

18,724

Office and general

31,594

10,869

Rent

18,380

17,537

Amortization

14,564

4,976

Legal

10,772

1,423

Accounting and audit

10,756

5,819

Property investigation

3,675

53,914

Consulting fees

-

2,000

Management fees

-

28,803

Recovery of expenses

(5,078)

(38,396)

LOSS FOR THE PERIOD FROM OPERATIONS

781,131

769,449

OTHER INCOME (EXPENSE)

Interest income

91,713

15,462

Exchange gain (loss) on translation

19,518

-

Loss on sale of investments

(1,945)

-

Loss on disposal of capital assets

(571)

-

108,715

15,462

LOSS FOR THE PERIOD BEFORE INCOME TAXES

AND DISCONTINUED OPERATIONS

672,416

753,987

Current income tax expense

8,259

-

Future income tax recovery  (Note 5)

(391,600)

-

(383,341)

-

LOSS FOR THE PERIOD BEFORE DISCONTINUED

 OPERATIONS

289,075

754,018

LOSS FROM DISCONTINUED OPERATIONS

-

199

NET LOSS FOR THE PERIOD

289,075

754,217

(DEFICIT), BEGINNING OF PERIOD

As previously reported

(5,432,575)

(727,735)

Adjustment to prior periods due to change in

 accounting policy

-

(242,094)

As restated

(5,432,575)

(969,829)

(DEFICIT), END OF PERIOD

(5,721,650)

(1,724,046)

Basic and diluted loss per share (Note 7)

0.01

0.02

Weighted average shares outstanding (Note 7)

38,578,801

29,076,392

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.

#

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31

2005

2004

(Expressed in Canadian Dollars)

$

$

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss before discontinued operations

(289,075)

(754,018)

Charges to income not involving cash:

Future income tax (recovery)

(391,600)

-

Stock-based compensation

308,543

71,724

Write-down of exploration properties

-

-

Amortization

14,564

4,976

Loss on sale of investments

1,945

-

Loss on disposal of capital assets

571

-

Foreign exchange gain

(19,518)

-

(374,570)

(677,318)

Changes in current assets and liabilities:

   (Increase) decrease in sundry receivables and prepaid expenses

(213,342)

21,500

   Increase in accounts payable and accrued liabilities

12,176

416,038

Net cash used in operating activities

(575,736)

(239,780)

CASH FLOWS FROM FINANCING ACTIVITIES

   Issuance of common shares for cash

9,832,392

7,097,576

   Issuance of warrants for cash

2,890,108

80,724

   Warrants exercised

2,358,069

113,396

   Options exercised

470,192

73,331

   Share issue costs

(649,603)

(388,436)

Net cash provided by financing activities

14,901,158

6,976,591

 INVESTING ACTIVITIES

   Purchase of  short-term deposits

(38,588)

(15,380)

   Proceeds from GIC investments

1,010,814

-

   Purchase of equipment

(52,632)

(11,921)

   Interest in exploration properties and deferred

     exploration expenditures

(1,231,134)

(1,037,931)

Recovery of deferred exploration expenditures

113,257

886,703

Proceeds from sale of investments

37,655

-

Net cash used in investing activities

(160,628)

(178,529)

Increase in cash and cash equivalents

14,164,794

6,558,282

Cash flows from discontinued operations

-

(385)

Foreign exchange gain on cash held in a foreign currency

17,567

-

CASH AND CASH EQUIVALENTS,

   Beginning of period

2,441,874

99,892

CASH AND CASH EQUIVALENTS,

End of period

16,624,235

6,657,789

NON CASH FINANCING AND INVESTING ACTIVITIES:

Common stock issued for interest in

   exploration properties

129,086

-

Common stock issued for commission

274,137

160,853

Warrants issued for commission

731,514

1,676

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Expressed in Canadian Dollars unless otherwise stated)

1.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

These interim financial statements do not include all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.  These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these interim financial statements. For further information, see the Company's consolidated financial statements including the accompanying notes for the year ended December 31, 2004.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Fronteer de Mexico, S.A. de C.V., and the Company's proportionate share of the assets, liabilities, operations and cash flow of Berkley Homes (Pickering) Inc., a joint venture formed to build residential homes in Ontario.

Exploration Properties and Deferred Exploration Expenditures:

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or no longer deemed to be significant with respect to their mineral potential. On the commencement of commercial production, the deferred costs will be charged to operations on the units-of-production method based upon estimated recoverable proven and probable reserves. Any deferred costs relating to properties which are sold or no longer deemed to be significant with respect to their mineral potential are written off in the period in which they are sold or such determination of prospectivity is made. General exploration expenditures are charged to operations in the period they are incurred.  The Company recognizes the payment or receipt of payment required under option agreements when paid.

The amount shown for mineral property interests represents costs incurred and deferred to date net of recoveries from joint-venture parties and write-downs and does not necessarily reflect present or future values.

Effective January 1, 2004, the Company adopted the new standard of the Canadian Institute of Chartered Accountants (“CICA”) relating to impairment of long lived assets.  Prior to this adoption, impairment charges were determined using non-discounted estimated net recoverable amounts.  There was no impact on the financial statements resulting from the implementation of this new standard.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  An impairment loss is recognized when the asset-carrying value exceeds net recoverable amount.  Net recoverable amount is generally determined using estimated undiscounted future cash flows.  An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset.  An impairment loss is measured and recorded based on the estimated fair value of the assets.  Assumptions underlying future cash flow estimates are subject to risks and uncertainties.  Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Expressed in Canadian Dollars unless otherwise stated)

1.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation:

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is generally established at the date of grant using a Black Scholes option pricing model and the compensation expense, equal to the option's fair value, is then recognized over the option's vesting periods.

The Company has an employee stock option plan.  In 2004, the Company elected to apply the fair value method of accounting for stock options granted to employees on a retroactive basis without restatement, in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  The fair value of options granted after January 1, 2002, but before January 1, 2004, has been recorded as an adjustment to opening deficit.  Effective January 1, 2004, the fair value of all stock options granted are recorded as a charge to operations as the stock options vest and a credit to options in shareholders' equity.  Any consideration paid on the exercise of stock options is credited directly to share capital.

Use of Estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of management estimates include the rates for amortization of capital assets, the carrying value of mineral properties and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates.  Management believes that the estimates are reasonable.

Income Taxes:

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases ("temporary differences") and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign Currency Translation

These consolidated financial statements are denominated in Canadian dollars, the Company's functional currency.  Amounts denominated in foreign currencies are translated into Canadian dollars as follows:

 i.    monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

 ii.   non-monetary assets at historical rates;

iii. revenue and expense items at the average rates for the period, except for depreciation and    amortization which are based on historical rates.

The net effect of the foreign currency translation is included in the statement of deficit.

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Expressed in Canadian Dollars unless otherwise stated)

2.  CASH AND SHORT-TERM DEPOSITS

	2005	2004
	$	$
Cash on account	16,624,235	2,441,874
Restricted cash	46,342	46,342
Short-term deposits	6,114,481	7,086,705
	22,785,058	9,574,921

The restricted cash consists of GIC investments pledged to secure letters of credit outstanding regarding the residential properties previously built and sold.  The short-term deposits are GIC investments that are carried at fair market value, have maturity dates ranging from April 5, 2005 to July 8, 2005 and have a weighted average interest rate of 2.61% (2004 - 2.55%).

3.  ACCOUNTS RECEIVABLE AND OTHER

	2005	2004
	$	$
Accounts receivable - Project partners	242,175	77,874
Accounts receivable - Other	86,591	31,526
Prepaids	40,377	46,254
	369,143	155,654

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Expressed in Canadian Dollars unless otherwise stated)

4.  EXPLORATION PROPERTIES

Properties	Total December 31, 2004 $	Additions $	(Recoveries) $	(Write downs) $	Total March 31, 2005 $
Turkey (Note 4a)
General Turkey	32,830	3,038	-	-	35,868
Agi Dagi	1,848,593	443,736	-	-	2,292,329
Biga	1,582	204,622	-	-	206,204
Kirazli	639,219	425,025	-	-	1,064,244
	2,522,224	1,076,421	-	-	3,598,645
Labrador Properties (Note 4b)
General Labrador	548,449	106,421	(40,906)	-	613,964
Burnt Lake	1,435	-	-	-	1,435
Croteau	2,279	-	-	-	2,279
Emben	1,604	-	-	-	1,604
Letitia	1,931	-	-	-	1,931
Michelin	11,565	-	-	-	11,565
Micmac Lake	180	-	-	-	180
Posthill	9,525	-	-	-	9,525
Storm	2,502	-	-	-	2,502
	579,470	106,421	(40,906)	-	644,985
Mexico (Note 4c)	119,709	144,329	-	-	264,038
Northwest Territories Properties:
Properties optioned to Northwestern Mineral Ventures (Note 4d)
General Bear	3,247	-	-	-	3,247
Achook	91,012	-	-	-	91,012
Flex	56,099	-	-	-	56,099
McPhoo	64,127	-	-	-	64,127
Longtom	397,879	22,736	(29,214)	-	391,401
	612,364	22,736	(29,214)	-	605,886
Ontario Properties:
Optioned to Alberta Star (Note 4e)
Dixie Lake	255,169	10,198	(43,137)	-	222,230
Optioned to Red Lake Resources (Note 4f)
General Uchi	2,693	-		-	2,693
Grace Lake	1	-		-	1
Mink Lake	355	85	-	-	440
Sol d'Or	311,155	(59)	-	-	311,096
Swain East	207	29	-	-	236
	314,411	55	-	-	314,466
Other (Notes 4g & 4h)
Balmer	1	-	-	-	1
Portage	127,141	2,277	-	-	129,418
Sandy Point	27,287	-	-	-	27,287
Shanty Bay	4,284	-	-	-	4,284
Woman Lake	60,232	-	-	-	60,232
	218,945	2,277	-	-	221,222
	788,525	12,530	(43,137)	-	757,918
	4,622,292	1,362,437	(113,257)	-	5,871,472

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Expressed in Canadian Dollars unless otherwise stated)

4.  EXPLORATION PROPERTIES (Continued)

	Turkey $	Labrador $	Mexico $	NWT $	Ontario $	Total $
December 31, 2004	2,522,224	579,470	119,709	612,364	788,525	4,622,292
2005 Expenditures
Acquisition costs	186,626	-	(20,223)	-	2,500	168,903
Assaying & geochemical	38,609	7,810	2,569	312	2,680	51,980
Camp & field costs	104,715	-	29,020	3,522	324	137,581
Drilling	245,446	-	-	-	-	245,446
Geophysics	-	56,122	-	(371)	-	55,751
Transportation	37,874	2,091	15,919	11,265	-	67,149
Wages, consulting and management fees	334,038	35,143	109,105	7,398	5,754	491,438
Other	129,113	5,255	7,939	610	1,272	144,189
	1,076,421	106,421	144,329	22,736	12,530	1,362,437
Recoveries	-	(40,906)	-	(29,214)	(43,137)	(113,257)
Exploration costs written off	-	-	-	-	-	-
	1,076,421	65,515	144,329	(6,478)	(30,607)	1,249,180
March 31, 2005	3,598,645	644,985	264,038	605,886	757,918	5,871,472

a)

Turkey

In February 2004, the Company signed a letter of intent with Teck Cominco's Turkish subsidiary ("Teck Cominco") to acquire a 100% interest in five epithermal gold properties located in western Turkey. The Company completed its technical due diligence and on April 27, 2004, May 6, 2004 and October 19, 2004, signed Memoranda of Understanding ("MOU's") on three properties, the Agi Dagi Property, the Kirazli Property and the Biga Properties respectively.  Under the terms of the option agreements, the Company issued to Teck Cominco a total of U.S. $500,000 worth of its shares upon signing, allocated as to 300,000 common shares to the Agi Dagi property, 200,000 to the Kirazli property and 111,930 to the Biga Properties.

 To earn its 100% interest on the Agi Dagi Project, the Company must spend U.S.$5,000,000 on exploration and issue 350,000 additional shares over four years (50,000 issued).  To earn its 100% interest on the Kirazli Property, the Company must spend U.S. $3,000,000 on exploration and issue 200,000 additional shares over four years (25,000 issued).  At March 31, 2005 the Company has incurred approximately 32% and 23% of the required earn-in expenditures on Agi Dagi and Kirazli respectively.

Upon the Company earning its 100% interest, Teck Cominco will retain a Net Smelter Return Royalty ("NSR") of 1% on the Agi Dagi Project and 2% on the Kirazli Project. In consideration of the preliminary ounces currently outlined on the properties, the Company will also pay to Teck Cominco, within sixty days following commencement of commercial production, a production bonus of U.S.$10 per ounce for every ounce produced, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the currently defined resource areas. If Teck Cominco does not back-in (see below) to the Agi Dagi Project, it may elect to have the 600,000 ounces currently outlined subject to either the production bonus or the 1% NSR, but not both.

At any time prior to the Company earning its 100% interest, Teck Cominco may elect to retain a 60% interest in each project, independently, by spending the greater of two times the Company's accrued expenditure at the time of its election to back-in; or, U.S.$5,000,000 (for Agi Dagi); or, U.S.$3,000,000 (for Kirazli).

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Expressed in Canadian Dollars unless otherwise stated)

4.  EXPLORATION PROPERTIES (Continued)

a)

Turkey (continued)

Teck Cominco must spend the foregoing amounts within two years of electing to back in with at least 50% spent in year one. If Teck Cominco earns back an interest it will relinquish its NSR royalty. Teck Cominco may earn an additional 10% interest in either project by completing a final feasibility study within four years of meeting its expenditure commitment above and by arranging project financing for the Company's 30% portion of the production capital costs.

Up to 60-days after the Company earns its 100% interest, Teck Cominco may elect to back-in for a 60% interest in each project, independently, by spending U.S.$10,000,000 for Agi Dagi and U.S.$6,000,000 for Kirazli. Teck Cominco must spend the foregoing amounts over two years and complete a final feasibility study within five years of electing to back-in. Teck Cominco may also earn an additional 10% interest by arranging project financing for the Company's 30% portion of the production capital costs. Teck Cominco relinquishes its NSR royalty upon earning back an interest in a project.

To earn a 100% interest in the Biga Properties, the Company must incur U.S.$2,000,000 on exploration over four years, with a first year firm commitment of U.S.$200,000.   Upon earning 100% interest, Teck Cominco will retain a Net Smelter Return Royalty of 1% on the properties.  At March 31, 2005 the Company has incurred approximately 3% of the required earn-in expenditures.

Any time prior to the Company earning a 100% interest in the Biga Properties, Teck Cominco may back-in for a 60% interest in any designated project by spending, over a three year period, 3.5 times the Company's accrued expenditure, with 50% or more being spent in year one.  Up to 60 days after the Company earns a 100% interest, Teck Cominco may back-in for a 60% interest in any designated project by spending U.S.$4,000,000 over three years, with 50% or more spent in year one.  In both cases Teck Cominco must also complete a feasibility study (to bankable standards) within five years of electing to back-in. Upon back-in, Teck Cominco relinquishes its NSR royalty.

Teck Cominco may earn an additional 10% interest (70%) by arranging project financing for the Company's 30% portion of the production capital costs.

During 2005, the Company, through Teck Cominco acquired several new claims in the Biga regional area through an application for open ground.

b)

Labrador Properties, NFLD; (Alliance with Altius Minerals Corporation)

On February 5, 2003 the Company and Altius Minerals formed an alliance to explore for iron oxide- uranium, copper-gold deposits in central Labrador.  The alliance shares all acquisition and exploration costs on a 50-50 basis at cost, and will remain in effect as long as the jointly staked claims remain in good standing.  The parties share operatorship.

c)

Mexico

The Company has conducted staking of certain property, located in the state of Chiapas.  The Company has incorporated a Mexican subsidiary to undertake further exploration on this property.

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Expressed in Canadian Dollars unless otherwise stated)

 4.  EXPLORATION PROPERTIES (Continued)

d)

Northwest Territories Properties, NWT; (Northwestern Mineral Ventures Option Agreement)

The Company acquired by staking the Achook, Flex and McPhoo Properties.   The Conjuror Property was acquired from Phelps Dodge Corporation through an option agreement dated October 4, 2002.

In 2004, the Company earned a 75% interest in the Longtom Lake Property from an arm's length vendor by paying $15,000 in cash and completing aggregate exploration expenditures of $500,000.

On September 26, 2003, the Company granted to Northwestern Minerals Ventures Inc. ("NMVI") an option to earn up to a 50% interest in the Conjuror,  Achook, Flex and McPhoo Properties by paying the Company  $20,000 on signing, completing $5,000,000 in exploration work by September 26, 2008 and making additional cash payments of $250,000 over five years.  On May 25, 2004, the parties agreed to include the Longtom Lake Property in the option agreement.

During 2004 it was agreed by the Company and NMVI to halt further work on the Conjuror claims and accordingly the Company wrote off  $112,891 of deferred exploration expenditures in December 2004.

e)

Dixie Lake Property, Ontario; (Alberta Star Option Agreement)

The Company entered into an agreement on December 30, 2002 to acquire from an arm's length vendor an option to earn a 100% interest in the Dixie Lake Property, which consists of 51 claims situated in the Dixie Lake area of Ontario.  The Company can earn its interest by making staged cash payments totaling $80,000 over a four year period and issuing 200,000 common shares (150,000 issued) over a three year period.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

On September 22, 2003, the Company granted an option to Alberta Star Development Corp. ("Alberta Star'), to earn up to a 50% interest in the Property by paying an initial $10,000 (paid), issuing 50,000 common shares of Alberta Star ($9,000 paid in lieu), completing $2 million in exploration work by September 22, 2006, making further annual cash payments totaling $125,000, and annual share issuances totaling 300,000 common shares of Alberta Star over a three year period ending in September 2006.  In addition to the above, Alberta Star is responsible for all cash payments to the underlying property vendor during the option period.  The Company is the operator of the project. The Company incurs all costs and recovers the costs from Alberta Star until such time as Alberta Star has earned into the project.

 f)

Sol D'Or Group of Properties, Ontario; (Red Lake Resources Option Agreement)

On October 3, 2001 the Company granted to Red Lake Resources Inc. ("RLR") an option to earn a 50% interest in the Properties (Sol D'Or, Swain East, Grace Lake and Mink Lake) by completing $750,000 in exploration work before April 3, 2004, making cash payments totaling $60,000 and issuing 200,000 shares of RLR.

During 2003 RLR completed its $750,000 work commitment under the option agreement, which has been credited to Exploration Properties, and has also issued the 200,000 shares.  On January 14, 2004, RLR paid the final $30,000 option payment to the Company thereby earning its 50% interest in the Properties.  RLR's interest was subsequently diluted to 48% when it failed to fund its full 50% share of the 2004 exploration program.  The Company and RLR have no immediate exploration plans for the properties.

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Expressed in Canadian Dollars unless otherwise stated)

4.  EXPLORATION PROPERTIES (Continued)

g)

Portage, Ontario; (Placer Dome Inc. Option Agreement)

Placer Dome Inc. ("Placer"), which acquired Aurion Gold on December 31, 2002 and agreed to take over Aurion Gold's commitment with respect to the Portage Property. During 2004, Placer Dome decided to drop the option on the Portage Property.  The Company continues to look for a new joint-venture partner who will undertake further exploration of this asset.

h)

Other Properties, Ontario

The Company holds various other exploration properties in the Birch-Uchi Belt of northwestern Ontario located approximately 100 kilometres east-north east of Red Lake.

The Company entered into an agreement on November 5, 2001 to acquire from an arm's length vendor an option to earn a 100% interest in the Woman Lake Property, which is situated immediately adjacent to one of the Birch Properties.  The Woman Lake Property consists of three leased mining claims and six staked units.  The Company earned its 100% interest by making staged cash payments totaling $21,500 and issuing 90,000 common shares.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $750,000.

On November 12, 2003, the Company entered into an agreement to acquire from Jilbey Gold Exploration Ltd. ("Jilbey"), an arm's length vendor, an option to earn a 90% interest in the Skinner Township Property, which is contiguous to the Portage Property and included with its results.  The Property consists of two claims.  The Company can earn its interest in the Property by reimbursing the staking costs up to a maximum of $2,000 and completing $500,000 in exploration work by December 31, 2007.  Upon fulfilling these requirements, a participating joint venture will be formed with Jilbey holding 10% and the Company 90%.  The Company will be designated as the operator during the earn-in phase.

On September 2, 2004, the Company granted an option to Trade Winds Ventures Inc. ("Trade Winds") to acquire up to 60% and 70% respectively on two unpatented claims staked by the Company near Birch Lake Sandy Point area, by paying to the Company $60,000 ($10,000 paid) and issuing 100,000 (15,000 issued) common shares over three years and incurring $1,000,000 in exploration expenditures over a four year period.  Trade Winds can earn an additional 10% interest upon earning its 60% interest in one of the claims by incurring a further $600,000 in exploration expenditures by August 31, 2010.  The Company will retain a 2% net smelter royalty in the properties.  Trade Winds can acquire 1% of the net smelter royalty by paying the Company $1,000,000.

5.  INCOME TAXES

During the period, the Company renounced to investors, income tax deductions from Canadian exploration expenditures totaling $1,100,000.  The related deferred tax on the expenditures of $391,600 has been netted against share capital.  The Company has also recorded the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset the future income tax liability arising when the Canadian exploration expenditures were renounced.

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Expressed in Canadian Dollars unless otherwise stated)

 6.  SHARE CAPITAL

a)

Stock Option Plan:

The Company maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board.  The aggregate number of common shares reserved for issuance under the stock option plan is 6,000,000.  The options are non-assignable and may be granted for a term not exceeding five years.  The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

A summary of changes in stock options is as follows:

Weighted

Number of

average

options

exercise price

Balance at December 31, 2004

4,636,000

0.86

Granted

250,000

1.83

Exercised

(660,834)

0.71

Forfeited

(66,666)

0.92

Balance at March 31, 2005

4,158,500

0.94

Options exercisable at March 31, 2005 are 3,663,500 (December 31, 2004 - 4,158,500).

At March 31, 2005 the Company had incentive stock options issued to directors, officers, employees and key consultants of the Company outstanding as follows:

Range of Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price $
$0.11 to $0.49	711,000	1.1 years	0.15
$0.50 to $0.99	1,250,000	3.4 years	0.81
$1.00 to $1.49	1,810,000	4.4 years	1.17
$1.50 to $2.00	387,500	4.3 years	1.74
	4,158,500	3.5 years	0.94

b)

Stock-Based Compensation:

For the three-months ended March 31, 2005 the Company recorded compensation costs on the grant of stock options to employees and non-employees, as described in Note 1.  For purposes of estimating the fair value of options using the Black Scholes model, certain assumptions are made such as expected dividend yield, volatility of the market price of the shares, risk-free interest rates, and expected average life of the options.  Exercise price and vesting dates may also vary.

During the three-months ended March 31, 2005, the Company granted 250,000 stock options to employees and consultants. The fair value of the portion of these options which vested in the period estimated using the Black Scholes model was $108,252 which has been charged to the statement of operations and deficit and credited to contributed surplus in shareholders' equity.  Options granted prior to January 1, 2005 which vested in this period were estimated using the Black Scholes model to have a fair value of $200,291.

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Expressed in Canadian Dollars unless otherwise stated)

6.  SHARE CAPITAL (Continued)

c)

Warrants

As at March 31, 2005, the Company has issued and outstanding 8,825,027 warrants entitling the holder to purchase one common share of the Company for each warrant held.  A summary of changes in warrants is as follows:

Weighted

Number of

average

Warrants

exercise price

Balance at December 31, 2004

6,265,151

1.34

Granted

4,354,298

2.63

Exercised

(1,794,422)

1.31

Balance at March 31, 2005

8,825,027

2.05

As at March 31, 2005, the Company had the following warrants outstanding:

Expiry Date

Warrants

exercise price

#

$

June 26, 2005

587,990

0.70

April 13, 2005 and 2006 ($1.65 in 2nd year)

1,004,849

1.45

April 13, 2005

36,265

1.50

October 7, 2005

26,330

1.30

March 31, 2006

2,815,295

1.65

February 17, 2007

3,736,348

2.75

February 17, 2007

617,950

1.90

8,825,027

2.05

7.  NET LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis.  As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share for the three-months ended March 31, 2005 and 2004 is the same as basic loss per share.

8.  COMMITMENTS

a)

As at March 31, 2005, the Company is committed to incur prior to December 31, 2005, on a best efforts basis, approximately $992,546 in qualifying Canadian exploration expenditures pursuant to a private placement for which flow-through proceeds had been received prior to December 31, 2004 and renounced to the subscribers as at that date.

b)

The Company has entered into MOU's with Teck Cominco whereby the Company has committed to spend U.S.$200,000 on the Biga Properties prior to November 1, 2005.

c)

The Company has entered into a lease for premises ending February 28, 2006.  Total minimum lease commitments total $64,922.  Minimum rental commitments for successive years approximate:

To December 31, 2005

$

53,118

2006

11,804

$

64,922

The Company is also responsible for its share of property taxes and operating costs.

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Expressed in Canadian Dollars unless otherwise stated)

9.  RELATED PARTY TRANSACTIONS

As at March 31, 2005, the Company has paid $3,647 (2004 - nil) in legal fees and expenses to a law firm of which a director is a partner.

10. SUBSEQUENT EVENTS

Subsequent to period-end the Company granted 12,500 stock options to a consultant with an exercise price of $2.00 exerciseable until November 15, 2005.  In addition, a total of 618,000 stock options were exercised for proceeds of $95,980.

Subsequent to period-end, 409,712 share purchase warrants were exercised for total proceeds of $546,777.

In April 2005, the Company acquired through staking, a 100% interest in License IR-7468 near the Pirenteppe claims of the Biga Properties area of interest.  The Company paid an advance royalty of US$60,000 on signing and is required to pay a further US$200,000 on December 31, 2008.  The license is subject to a 1% Net Smelter Royalty which may be acquired for US$500,000.

The Company issued 75,000 common shares to Teck Cominco on April 29, 2005, (50,000 as to Agi Dagi and 25,000 for Kirazli) as required under the MOU's.

In May 2005, the Company announced a flow-through share offering to issue up to 1,500,000 common shares (the "Shares") at a price of $2.75 per Share.  The agent (the "Agent") will be paid a commission of 6% of the gross proceeds raised payable in cash or Shares (at a price of $2.75 per Share), and compensation options equal to 8% of the number of Shares sold. Each compensation option shall entitle the Agent to acquire one Share of Fronteer at an exercise price of $3.00 for a period of 18 months from the closing date.

Proceeds of the offering will be used for exploration expenditures in Canada that qualify as Canadian Exploration Expenses as defined in the Income Tax Act and will be renounced for the 2005 taxation year.

11.  COMPARATIVE FIGURES

Certain of the 2004 comparative figures have been reclassified to conform to the 2005 presentation.

CORPORATE INFORMATION

Corporate Office

Suite 1640

1066 West Hastings Street

Vancouver, British Columbia

Canada V6E 3X1

Phone:

604 632 4677

Fax:

604 632 4678

Web:

www.fronteergroup.com

Email:

info@fronteergroup.com

Directors

Oliver Lennox-King, Chairman

Mark O'Dea

George Bell

Lyle Hepburn

Donald McInnes

Officers and Management

Mark O'Dea, President & CEO

Sean Tetzlaff, CFO & Corporate Secretary

Rick Valenta, Vice President, Exploration & COO

Legal Counsel

Goodman and Carr, LLP

Suite 2300, 200 King Street West

Toronto, Ontario M5H 3W5

Auditors

PricewaterhouseCoopers LLP, Chartered Accountants

250 Howe Street, Suite 700

Vancouver, BC V6C 3S7

Registrar and Transfer Agent

Equity Transfer Services Inc.

Suite 420, 20 Adelaide Street West

Toronto, Ontario M5H 4C3

Shares Quoted

Toronto Stock Exchange:

FRG

NASD: OTC Bulletin Board:

FTDGF

Capitalization

Issued capital:

45,213,734

Fully diluted:

57,182,049

As at May 10, 2005

(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2005

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Fronteer Development Group Inc. (the “Company”) as at March 31, 2005, and the related notes thereto.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”).  This MD&A is made as of May 10, 2005.

OVERVIEW

The Company is a mineral exploration company with exploration properties in western Turkey, the provinces of Newfoundland and Labrador, Ontario and the Northwest Territories, Canada, and in Mexico.  The Company is a discovery-stage mineral exploration company currently focused on exploring gold and uranium deposits.

In 2005, the Company intends to focus primarily on the exploration of its gold properties in western Turkey with an estimated exploration budget of $5,500,000, its Newfoundland and Labrador, Canada uranium properties with an estimated budget of $2,500,000 and its Chiapas, Mexico gold properties with an estimated budget of $500,000.

Exploration expenditures for the quarter ended March 31, 2005 totaled $889,795 in Turkey, $106,421 in Labrador and $164,552 in Mexico.  Any exploration of the Company’s remaining properties in Ontario and the Northwest Territories will primarily be undertaken by joint venture partners satisfying the requirements of their respective option agreements.

On February 17, 2005, the Company completed a private placement financing, issuing a total of 7,270,000 units (the "Units") at a price of $1.75 per Unit for gross proceeds of $12,722,500.  Each Unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Fronteer until February 17, 2007, at an exercise price of $2.75.  In connection with the financing, the Company issued a further 202,695 Units to the agents as payment of part of their commission.

The Company’s shares are listed on the Toronto Stock Exchange (TSX – FRG) and the NASD OTC Bulletin Board (OTC – FTDGF).

RESULTS OF OPERATIONS

Quarter ended March 31, 2005 vs. March 31, 2004

The Company’s loss for the quarter ended March 31, 2005 was $289,075, compared to a loss of $754,217 over the same period in the prior year.  Contributing to the year over year difference was an increase in stock-based compensation expense, wages and benefits expense, investor relations expense, listing and filing fees and interest income, offset by a decrease in promotion and advertising costs, property investigation costs, expense recoveries and a future income tax recovery.

Stock-based compensation expense increased to $308,543 from $71,724 in the prior year.  The Company issued a further 250,000 stock options to employees and consultants and continues to expense the value attributed to the options using the Black-Scholes model, over the option vesting term.

Wages and benefits costs increased to $162,369 compared to $22,895 in the same period in 2004.  The majority of the Company’s employees were hired in May 2004.  Prior to this date, individuals provided services to the Company on a consulting basis.  In 2004, these consulting costs were charged directly to the expense category to which the services related.

Investor relations expense increased to $84,164 from $20,949.  The increase is primarily attributed to an increase in costs and timing of production of the Company’s annual report and an accrual for costs associated with printing new investor brochures which highlight the Company’s new corporate brand.

Listing and filing fees, which includes transfer agent costs, increased to $58,768 from $18,724 in the prior year.  The increase is directly attributable to an increase in the basic TSX annual maintenance fee which is based on market value of the outstanding common shares at December 31st and payment of the TSX listing fee for the additional shares issued pursuant to the February 17, 2005 private placement.  In addition, the exercise of warrants and options in the first quarter of 2005 resulted in an increase in the amount of transfer agent fees as compared to the same period in 2004.

Interest income increased to $91,713 during the quarter, up from $15,462 in the prior year.  The increase is directly attributable to a higher average invested cash and short term deposit balance in 2005 as compared to the same period in 2004.

Promotion and advertising costs decreased to $82,626 at March 31, 2005 from $548,212 for the same period in the prior year.  In the first quarter of 2004, the Company incurred costs of $501,463 towards an advertising campaign that was not repeated in 2005.

The Company incurred $53,914 of property investigation costs in the first quarter of 2004.  During the same period of 2005, the Company decided to focus on its exploration property portfolio and has limited the extent of travel and other costs of investigating opportunities brought to its attention for consideration.

The Company recovers certain administrative office costs from joint venture partners through a management fee when the Company is the operator of a project on behalf of the joint venture.  During the quarter ended March 31, 2004 the Company recovered $38,396 of expenses from joint venture partners.  During the same period in 2005, the Company’s properties under joint venture were relatively inactive resulting in decreased recoveries as compared to the prior year.

During the quarter, the Company formally renounced to shareholders, the tax benefits of $1,100,000 of Canadian exploration expenses pursuant to an agreement from the October 2004 flow-through financing. As a result, the Company recognized the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset a future income tax liability arising when the Canadian exploration expenses were renounced.

The Company’s discontinued real estate joint venture realized no expenses or income during the first quarter of 2005.

Total assets at March 31, 2005 increased to $29,227,075 from $14,558,608 at March 31, 2004 primarily as a result of the completion of the February 17, 2005 financing and the exercise of warrants and options during the quarter bringing in additional cash..  Total cash flows from financing activities were $14,901,158 in the first quarter of 2005 versus $6,976,591 in the same period in 2004.

The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable.  All direct costs associated with exploration of these properties are capitalized as incurred.  If the property proceeds to development, these costs become part of pre-production and development costs of the mine.  If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Exploration Projects

On April 27, May 6 and October 19, 2004, the Company signed three separate Memorandums of Understanding (“MOU’s”) on five properties in western Turkey named, the Agi Dagi Property, the Kirazli Property and the Biga Properties (three properties in total), respectively.  During the quarter ended March 31, 2005, the Company incurred expenditures of $889,795 exploring these properties and acquired additional ground through staking at a cost of $57,540.

Drilling commenced March 1, 2005 at the Agi Dagi Property with a total of 647 metres drilled in two completed holes and three partial holes on the Property by March 31, 2005.  Exploration expenditures for the quarter on Agi Dagi were $437,186 out of a planned budget for the year of $3,000,000.  The Company also incurred $6,550 of staking costs at Agi Dagi.

At March 31, 2005, the Company has incurred approximately 32% of the US$5,000,000 required to be spent on the Agi Dagi Property in order to earn its 100% interest.

The 2005 drilling program on Kirazli commenced February 23, 2005.  As of March 31, 2005, the Company drilled a total of 773 metres in five completed holes and two partial holes.  Total exploration expenditures on Kirazli for the quarter were $425,025 out of a planned total budget of $2,000,000.

At March 31, 2005, the Company has incurred approximately 23% of the US$3,000,000 required to be spent on the Kirazli Property in order to earn its 100% interest.

Several new properties were acquired at a cost of $50,990 in the Biga Property regional area through an application for open ground.  During the quarter, the Company completed a total of $24,546 of its planned $500,000 field program of prospecting and sampling in the Biga Properties area.

At March 31, 2005, the Company has incurred approximately 3% of the US$2,000,000 required to be spent on the Biga Properties in order to earn its 100% interest.

During the quarter, the Company incurred expenditures of $65,515, net of recoveries, on its Labrador properties currently under joint venture with Altius Minerals Inc. (“Altius”).  The Company and Altius continue to compile data, perform environmental planning and engage in community relations activities in preparation for the 2005 summer work program, to which the Company has committed a minimum of $2,500,000.  The summer program is expected to start in June and last until November 2005.

During the quarter, the Company through its wholly owned subsidiary Fronteer de Mexico S.A. de C.V commenced a sampling program over its properties in the state of Chiapas, Mexico.  The Company intends to continue with its sampling program over the next few months in hopes of identifying drill targets.  As of March 31, 2005, the Company expended $164,556 of its planned $500,000 exploration program.

Alberta Star Development Inc. (“Alberta Star”) continues to perform work on the Dixie Lake Gold Project as part of its earn in requirement under the option agreement and is evaluating whether to proceed with a summer 2005 drill program.

In January 2005, the Company undertook a core re-sampling program on the Longtom Lake Property.  The work was fully funded by the Company’s joint venture partner Northwest Minerals Venture Inc. (“NMVI”).  NMVI is evaluating its level of interest in this Property after disappointing results from the re-sampling program.

No significant work was carried out on the Company’s remaining Canadian exploration properties during the quarter.

Real Estate Development Joint Venture

The Company continues to hold a 50% interest in its original real estate joint venture.  The Company holds its interest in the joint venture through a 50% interest in Berkley Homes (Pickering) Inc.  The joint venture continues to have restricted cash on deposit of approximately $92,000 to cover potential warranty claims on the real estate development projects.  There were no warranty claims made during the quarter.  It is anticipated that the joint venture will arrange for final inspection of the development in preparation for release of the warranty security.  The Company does not anticipate any warranty claims being made in 2005.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters

	Mar 2005	Dec 2004	Sep 2004	Jun 2004
Loss before discontinued operations	$(289,075)	$(2,228,002)	$($605,258)	$(869,318)
Basic and diluted loss per share before discontinued operations	$(0.01)	$(0.07)	$(0.02)	$(0.03)
Net loss for the period	$(289,075)	$(2,228,002)	$(605,258)	$(875,267)
Basic and diluted loss per share for the period	$(0.01)	$(0.07)	$(0.02)	$(0.03)

	Mar 2004	Dec 2003	Sep 2003	Jun 2003
Income (loss) before discontinued operations	$(754,018)	$(282,921)	$(88,043)	$38,806
Basic and diluted loss per share before discontinued operations	$(0.03)	$(0.01)	$(0.00)	$0.00
Net income (loss) for the period	$(754,217)	$(299,511)	$(94,453)	$38,806
Basic and diluted income (loss) per share for the period	$(0.03)	$(0.01)	$(0.00)	$0.00

The loss for the quarter ended March 31, 2005 was reduced by the benefit of previously unrecognized future income tax assets in the amount of $391,600 realized to offset a future income tax liability arising when $1,100,000 of  Canadian exploration expenses were renounced to shareholders as part of a flow through share financing.

The significant increase in the net loss for the quarter ended December 31, 2004 is attributable to an additional stock option expense of $1,517,980 for options granted in the fourth quarter as well as management’s re-evaluation of the assumptions used in its option pricing model.  The Company also completed the evaluation of its various mineral property costs which resulted in a write-down of various mineral properties by $251,421.

The quarters ended March 31, 2004 and June 30, 2004 saw an increase in promotion and advertising expenses associated with an advertising campaign and corporate logo and branding consulting services, resulting in an increased loss for the period.

The quarters ended September 30, 2003 and June 30, 2003, include $273,000 and $209,240 respectively of the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenses were renounced to shareholders as part of a flow through financing.

LIQUIDITY

The Company currently has no operating revenues other than interest income and relies primarily on equity financings as well as the exercise of warrants and options to fund its exploration and administrative operating costs.

The Company has not entered into any additional contractual obligations during the quarter in addition to the operating lease obligation and exploration expenditure commitment on the Biga Properties, disclosed at December 31, 2004

At March 31, 2005, the Company had cash and short term deposits on its balance sheet of $22,785,058 and working capital of $22,696,702 as compared to cash and short term deposits of $9,574,921 and working capital of $9,323,034 at December 31, 2004.  The change in cash and working capital of $13,210,137 and $13,373,668 respectively, is due to the receipt of proceeds of $14,901,158 from financing activities, including the exercise of stock options and warrants, offset by exploration expenditures of $1,117,877 and cash used in operations of $575,736 during the quarter.

Subsequent to quarter end, the Company received a further $631,757 from the exercise of additional 927,712 warrants and options.  The Company currently has cash and short term deposits of approximately $22,200,000 on its balance sheet and working capital of approximately $21,800,000.  The Company believes that this is sufficient to fund its currently planned exploration budgets and administrative operating costs for the next 18 months. The Company has a remaining exploration budget of approximately $4,500,000 on its Turkish properties, $2,500,000 for the Labrador properties and $335,000 in Mexico.  The Company expects that cash flow used in operations will be approximately $1,500,000 for the remainder of 2005.

In May 2005, the Company announced a flow-through share offering to issue up to 1,500,000 common shares at a price of $2.75 per Share.  The agent (the "Agent") will be paid a commission of 6% of the gross proceeds raised payable in cash or common shares (at a price of $2.75 per common share), and compensation options equal to 8% of the number of common shares sold. Each compensation option shall entitle the Agent to acquire one common share of Fronteer at an exercise price of $3.00 for a period of 18 months from the closing date.

Proceeds of the offering will be used for exploration expenditures in Canada that qualify as Canadian Exploration Expenses as defined in the Income Tax Act and will be renounced for the 2005 taxation year.

The Company currently has no debt.  The only long term lease commitment is the operating lease for the Company’s office premises.  Cash flows required under this lease agreement total $64,922 over the remainder of the lease term which expires in February 2006.

The Company does not anticipate any significant environmental liabilities in the remainder of 2005.

CAPITAL RESOURCES

The Company has warrants and stock options outstanding which could potentially bring an additional $21,474,754 to the Company’s treasury upon exercise.  The Company has no outstanding debt facility upon which to draw.

On or before April 30, 2006, the Company is required to have spent on a cumulative basis, US$2,000,000 on Agi Dagi and US$500,000 on Kirazli, in order to maintain the property agreements in good standing.  The 2005 budgeted expenditures should ensure these commitments are met.  Expenditures in excess of required amounts in a given year are carried forward to offset required expenditures in subsequent periods.  The Company has a firm commitment to spend a minimum of US$200,000 on the Biga Properties in accordance with the option agreement of which $75,537 has been spent.

The Company is committed on a best efforts basis to incur $1,100,000 in qualifying expenditures on its Labrador properties as a result of an October 2004 flow-through financing.  Current exploration budgets for the Canadian properties indicate this commitment will be met.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements other than various commitments under mineral property option agreements as described above.

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended March 31, 2005, the Company paid legal fees and expenses of $3,647 to a law firm of which a director is a partner.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets including its exploration property interests at quarter end and does not believe the remaining assets have suffered any impairment.  Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration.  If results do not indicate potential for the property, the deferred exploration costs are written off.

The Company does not believe it has incurred any material environmental liabilities to date.  The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling.  The costs to complete this reclamation are immaterial and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet.  Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities.  The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

PROPOSED TRANSACTIONS

The Company continues to review opportunities to acquire additional exploration projects in Canada, Mexico and Turkey.  The Company evaluates these opportunities and if warranted, may decide to complete a transaction to acquire an interest in a property.  These transactions may require up front cash payments, exploration expenditure commitments over several years or a commitment to issue a number of common shares.  There is a possibility that any given new project could have a substantial effect on existing cash flows and operations.  During the quarter the Company was presented with a number of opportunities which it continues to review.  The Company has made no firm commitment to participate in any new project at this time.  If a new project is material to the operations of the Company, the Company will be required to obtain regulatory approval prior to completing the transaction.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the Company adopted the new CICA Handbook recommendation contained in Section 3870 regarding stock-based compensation expense for awards of stock options granted to employees.

The recommendation requires recognition of an expense arising from stock options granted to both employees and non employees at the date of grant, in an amount equal to the fair market value of the options granted.  The recommendation required calculation of an expense for all options granted to employees subsequent to January 1, 2002.

The recommendation offered the choice of restating prior year’s amounts to include a compensation expense for prior years’ or adjusting opening retained earnings of the current period to reflect the cumulative effect of the change on prior periods.  The Company chose the second alternative and adjusted opening deficit by $242,094.

Effective January 1, 2004, the Company adopted the new standard of the CICA Handbook recommendation contained in Section 3063 relating to impairment of long lived assets.  The Company reviews and evaluates its long lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  An impairment loss is recognized when the asset-carrying value exceeds net recoverable amount.  Net recoverable amount is generally determined using estimated undiscounted future cash flows.  Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset.  An impairment loss is measured and recorded based on the estimated fair value of the assets.  Assumptions underlying future cash flow estimates are subject to risks and uncertainties.  Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.  Prior to this adoption, impairment charges were determined using non-discounted estimated net recoverable amounts.  There was no impact on the financial statements resulting from the implementation of this new standard.

Effective January 1, 2004 the Company adopted the new standard of the CICA Handbook recommendation contained in Section 3110 relating to asset retirement obligations.  Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value.  Under the standard, the liability is accreted over time through periodic charges to earnings.  There was no impact on the financial statements resulting from the implementation of this new standard.

NEW ACCOUNTING PRONOUNCEMENTS

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement.  It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories.  Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense.  Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise.  All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income.  All other financial liabilities are to be carried at amortized cost.  This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.  The Company intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Company's most significant financial instruments are cash, short term deposits, accounts receivable and accounts payable.  This new section requires little difference in accounting for these financial instruments from current standards.

New Handbook Section 3865 - Hedges is optional and provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes.  The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.  The Company does not currently have any hedging relationships.

New Handbook section 1530 - Comprehensive Income, introduces a new requirement to temporarily present certain gains and losses outside of income.  Section 1530 defines comprehensive income as a change in value of net assets that is no longer due to owner activities.  Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company has investments in shares of arm's length corporations that may be classified as available for sale investments.  The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income.

The effective date of this Section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.  The Company intends on adopting the standard in its fiscal year ending December 31, 2007.

In June 2003, the CICA issued a new accounting guideline ACG-15 - Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results.  It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The guideline generally applies to annual and interim periods beginning on or after November 1, 2004.  The Company does not expect this new guideline will have any impact on the consolidated financial statements at this time.

FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and short term deposits, accounts receivable, and amounts due from various joint venture partners. The Company deposits cash and short term deposits with financial institutions it believes to be creditworthy, principally in guaranteed investment certificates.  In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily derived from expenditures incurred on mineral properties for which the Company is subject to joint venture and therefore entitled to reimbursement of a percentage of the expenditures. The Company performs ongoing evaluation of its joint venture partners’ financial condition and, in all cases, requires no collateral from its joint venture partners’. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At March 31, 2005, the Company had accounts receivable of $51,856 due from joint venture partners Altius, Alberta Star and NMVI, all located in Canada.

At March 31, 2005, the fair values of cash and short-term deposits and trade and other receivables approximate their carrying values because of the short-term nature of these instruments.  The Company has guaranteed investment certificates that mature July 8, 2005 with a weighted average interest rate of 2.65%.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the year end to May 10, 2005.

# of common shares
Balance, March 31, 2005	44,111,022
Shares issued on exercise of warrants	409,712
Shares issued on exercise of options	618,000
Shares issued for mineral property	75,000

Balance, May 10, 2005	45,213,734

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing MD&A constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

The Risk factors that could affect the Company's future results include, but are not limited to:

Cumulative Unsuccessful Exploration Efforts By The Company Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in The Company having to cease operations.

The Company Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined, the Company Could Have to Cease Operations:

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If the Company does not ultimately find a body of ore, it would have to cease operations.

There is No Guarantee of Clear Title to Any of the Mineral Properties to Which the Company Has an Interest:

Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to the Company. The Company currently does not have clear title to all of its properties in Ontario and the Northwest Territories and the properties in Western Turkey as they are all held under option to purchase agreements and the Company’s properties located in Labrador are held by a letter of intent.

Mineral Prices May Not Support Corporate Profit for The Company:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist, the Company could have to cease operations.

The Company Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since the Company’s inception of the development stage as at March 31, 2005, is $5,721,650. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

The Company currently has 3,553,000 share purchase options outstanding and 8,415,315 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 45,213,734 (as of May 10, 2005) to 57,182,049.  This represents an increase of 26.5% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of The Company Could Be In An Amount Great Enough to Force the Company to Cease Operations:

The current and anticipated future operations of the Company, including further exploration activities, require permits from various governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in The Company Having to Cease Operations:

Exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force The Company to cease operations.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect The Company’s Stockholders

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 3,553,000 share purchase options outstanding which, if exercised, would result in an additional 3,553,000 common shares being issued and outstanding.

OUTLOOK

The Company will continue drilling on the Agi Dagi and Kirazli Properties in western Turkey where the Company hopes to have defined a significant resource by the end of the 2005, while the Company anticipates identifying drill targets in Mexico by the end of summer.

Environmental studies and community relations activities will continue in Labrador until a sampling program can be initiated in early summer in preparation for drilling later in the summer and fall.   As world uranium prices continue to rise and supply and demand economics for uranium continue to favour producers, the Company’s Labrador properties continue to offer our investors an excellent opportunity to participate in this economically significant sector of the mining industry.

To help facilitate interest in the Company’s common shares in the United States, the Company intends to initiate a listing on the American Stock Exchange in the second quarter of 2005.

“Mark O’Dea”

“Sean Tetzlaff”

 Mark O’Dea

 Sean Tetzlaff

 President

 CFO, Corporate Secretary

 May 10, 2005

Form 52-109T2 – Certification of Interim Filings during Transition Period

I, Mark O’Dea, President and Chief Executive Officer of Fronteer Development Group Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Fronteer Development Group Inc. (the issuer) for the interim period ending March 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: ______May 10, 2005_____

“Mark O’Dea”
Mark O’Dea President & Chief Executive Officer

Form 52-109T2 – Certification of Interim Filings during Transition Period

I, Sean Tetzlaff, Chief Financial Officer of Fronteer Development Group Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Fronteer Development Group Inc. (the issuer) for the interim period ending March 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: __May 10, 2005__________

“Sean Tetzlaff”
Sean Tetzlaff Chief Financial Officer

VIA SEDAR

June 9, 2005

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

RE:

Fronteer Development Group Inc.

Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 -

Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of Fronteer Development Group Inc. held on June 7, 2005 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Election of Directors	• The nominees proposed by management were elected by a majority of shareholders on a show of hands.
1. Re-appointment of PricewaterhouseCoopers LLP as the Corporation's auditors

•

PricewaterhouseCoopers LLP, Chartered Accountants were re-appointed as the Corporation’s auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a show of hands.

1. Stock Option Plan

•

A resolution amending the existing stock option plan to allow the issuance of up to an additional 1,500,000 stock options, was approved by shareholder ballot.  The result of the vote was 9,505,610 shares for and 1,020,775 shares against.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

“Sean Tetzlaff”

Sean Tetzlaff C.A.
Chief Financial Officer

& Corporate Secretary